NO ACT

PE
12-24-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038729

Received SEC

MAR 12 2009

Washington, DC 20549

March 12, 2009

Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-09

Re: Occidental Petroleum Corporation
Incoming letter dated December 24, 2008

Dear Ms. Peterson:

This is in response to your letters dated December 24, 2008, January 14, 2009, January 21, 2009 and February 19, 2009 concerning the shareholder proposal submitted to Occidental by Emil Rossi. We also have received letters on the proponent's behalf dated January 13, 2009, January 28, 2009, February 16, 2009 and March 12, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

March 12, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 24, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Occidental's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

There appears to be some basis for your view that Occidental may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Occidental seeking approval of a certificate of incorporation amendment to allow stockholders to call a special shareholder meeting that directly conflicts with the proposal. It appears that the two proposals present alternative and conflicting decisions for shareholders and that submitting both to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Occidental omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

We note that Occidental did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

March 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Occidental Petroleum Corp. (OXY)
Rule 14a-8 Proposal by Emil Rossi
Special Shareholder Meetings

Ladies and Gentlemen:

This further responds to the December 24, 2008 no action request and supplements regarding the rule 14a-8 proposal by Emil Rossi.

The attached Bank of America (March 11, 2009) Staff Reply Letter may be relevant to this proposal on the issue of (i)(9). The topic of the proposal to Bank of America was say on pay. Bank of America said it intended to have say on pay in 2009 and thereafter but under less rigorous terms than called for in the rule 14a-8 proposal. Bank of America did not receive the (i)(9) concurrence it requested.

For these reasons and the earlier submitted reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Emil Rossi

Linda Peterson <linda_peterson@oxy.com>

March 11, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated February 27, 2009

The proposal requests the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Bank of America did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Bank of America's request that the 80-day requirement be waived.

Sincerely,

Michael Reedich
Special Counsel

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

February 19, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Occidental Petroleum Corporation (OXY)**
Omission of Stockholder Proposal from Emil Rossi
Special Shareholder Meetings

Ladies and Gentlemen:

This letter further supplements Occidental's December 24, 2008 no action request, as supplemented on January 21, 2009 and January 21, 2009).

Occidental is recommending to its stockholders that the Restated Certificate of Incorporation be amended to permit the holders of at least 25 percent of the shares outstanding to call a special meeting. This percentage was correctly stated in the resolutions amending the Restated Certificate of Incorporation and By-laws that were attached as Exhibit C to Occidental's December 24, 2008 letter. I apologize for the typographical error on the second page of the letter which shows 20 percent instead of 25 percent.

In forwarding the statement of opposition to Mr. Rossi's proposal, last year's statement of opposition was attached instead of the current statement. The correct statement has now been forwarded to Mr. Chevedden by e-mail and a copy of the e-mail and attachment sent to Mr. Rossi by Express Mail. A copy of that e-mail, including the correct statement of opposition, is attached.

Occidental continues to believe that inclusion of Mr. Rossi's proposal will confuse stockholders and that this could have the unfortunate effect of the Amendment to the Restated Certificate of Incorporation to permit stockholders to call special meetings not being approved. As explained in the statement of opposition, Occidental believes that the proposed Amendment is in the best interest of its stockholders and that the first priority should be getting their approval of the amendment, which uses a percentage within the range proposed in Mr. Rossi's 2008 proposal.

If you have any questions concerning Occidental's no-action request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Pet

Linda S. Peterson

LSP:nv
Enclosure

cc: Emil Rossi
John Chevedden

Peterson, Linda

From: Peterson, Linda
Sent: Thursday, February 19, 2009 12:52 PM
To: 'olmsted'
Subject: RE: Rule 14a-8 Proposal (OXY) SPM A=M

Attachments: Proposal 5.pdf

Proposal
5.pdf (471 KB)

Dear Mr. Chevedden:

Upon double-checking what went out, the statement in opposition to last year's proposal was mistakenly attached. My apologies for any inconvenience.

Attached is the correct statement in opposition that will appear in the proxy statement together with Mr. Rossi's proposal with the format changes you submitted on Monday. Note the only differences are that we give Mr. Rossi's name and address at the beginning and the proposal is proposal number 5 (stockholder proposals go into the proxy statement in the order they are received)..

With respect to your submission to the SEC, please note that the full amendment to the By-laws was attached to the materials that went to the SEC so what was adopted (the 25% level) is there.

Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corporation

cc: Emil Rossi (via Express Mail)

-----Original Message-----
From: olmsted ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, February 16, 2009 10:35 AM
To: Peterson, Linda
Subject: Rule 14a-8 Proposal (OXY) SPM A=M

Dear Ms. Peterson, Thank you for the management position text for Mr. Emil Rossi's proposal. Attached is the text of the rule 14a-8 proposal to facilitate the formatting and to make sure no words are omitted. Only the line in brackets is not intended for publication. Please let me know if there is any question or difficulty with using this attachment.
Sincerely,
John Chevedden

cc:
Emil Rossi

PROPOSAL 5: SPECIAL SHAREHOLDER MEETING

Emil Rossi,**FISMA & OMB Memorandum M-07 16**the owner of 415 shares of common stock, has notified Occidental that he intends to present the following proposal at the 2009 Annual Meeting.

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Emil Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right.

This proposal topic also won from 57% to 69%-support at the following companies based on 2008 yes and no votes:

Merck & Co. (MRK)	William Steiner (Sponsor)
Kimberly-Clark (KMB)	Chris Rossi
CSX Corp. (CSX)	Children's Investment Fund
Occidental Petroleum (OXY)	Emil Rossi
FirstEnergy Corp. (FE)	Chris Rossi
Marathon Oil (MRO)	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" overall.
  - "High" in Governance Risk Assessment.
  - "High Concern" in Executive Pay. Ray Irani was paid $77 million in a year.
- Occidental was the subject of "Pay for performance? You must be joking," by The Corporate Library.
- Our 5 executive pay committee members received approximately 25% in withheld votes:
  - Spencer Abraham
  - John Chalsty
  - Irvin Maloney
  - Rodolfo Segovia
  - Rosemary Tomich
- Ray Irani chaired the KB Home executive pay committee when stock options were improperly dated. Mr. Irani later received a 19%-opposition vote at KB Home and quit the KB Board after 15-years – no reason given.
- We did not have an Independent Chairman – Independent oversight concern.
- Plus our Lead Director, Aziz Syriani, had 25-years director tenure – Independence concern.
- Additionally Aziz Syriani continued to chair our key Audit Committee, yet he was not even an Audit Financial Expert.
- Three directors have 24 to 28 years tenure each – Independence and succession concerns.
- Five directors were age 70-to-78 – Succession concern.
- There was no identifiable director succession planning according to The Corporate Library.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 5

THE BOARD OF DIRECTORS' STATEMENT IN OPPOSITION

At the 2008 Annual Meeting of Stockholders, the Proponent of this proposal submitted a separate proposal requesting the Board to take all necessary actions to permit holders of between 10 to 25 percent of the outstanding common stock of Occidental to call special meetings of stockholders. The proposal was approved by the stockholders. After due consideration, the Board of Directors has submitted for stockholder approval at this Annual Meeting a proposal (Proposal 3) to amend Occidental's Restated Certificate of Incorporation to permit holders of at least 25 percent of outstanding common stock to call a special meeting of stockholders for any proper purpose subject to compliance with the procedures set forth in the By-laws. The Board of Directors believes that, given the time and significant expense involved in calling a special meeting of stockholders, the threshold for doing so should be at least 25 percent of the outstanding common stock, which is in the range originally recommended by the Proponent.

Regardless of whether the stockholders approve Proposal 5, if the stockholders approve Proposal 3, the Board intends to file the proposed amendment to the Restated Certificate of Incorporation and the related amendment to the By-laws to enable stockholders holding 25 percent or more of the outstanding shares of common stock to call special stockholder meetings will become effective. This will ensure that the right of stockholders to call a special meeting will be in place. If Proposal 5 is approved by the stockholders, the Board will reconsider the threshold percentage; but any change to that percentage would require the Board to submit another amendment of the Certificate of Incorporation for stockholder approval at a future meeting of the stockholders.

For the reasons stated above, the Board of Directors recommends that you vote AGAINST the proposal. Your proxy will be so voted unless you specify otherwise on the proxy card.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 16, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Occidental Petroleum Corp. (OXY)
Rule 14a-8 Proposal by Emil Rossi
Special Shareholder Meetings

Ladies and Gentlemen:

This further responds to the December 24, 2008 no action request (supplemented on January 14, 2009 and January 21, 2009) regarding the rule 14a-8 proposal by Emil Rossi.

The company December 24, 2008 and January 14, 2009 letters are contradictory. One letter claims a 25% threshold to call a special meeting and the other claims a 20% threshold (attached).

Now the company submits the attached February 13, 2009 management position statement that gives a 30% threshold.

For these reasons and the earlier submitted reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Emil Rossi

Linda Peterson <linda_peterson@oxy.com>

Office. Furthermore, Mr. Rossi, not Mr. Chevedden is the proponent, and Mr. Rossi received the proposal on the exact same day as the Commission. The package Mr. Chevedden failed to pick up turned up in my secretary's in box on Friday, January 9th. I was out of the office on January 9th. My secretary, not familiar with all of the procedural details of no-action letters and without advising me, immediately sent a second copy to Mr. Chevedden by Express Mail, which he has now received.

With respect to the two versions of the proposal that were received by the Company, it is true that the Company submitted only the last version received. It was our understanding that this was the final version and the one he wanted considered.

Conclusion

Occidental believes that it has complied with the rules in getting a complete copy of the package submitted to the proponent and to the proponent's designated representative. The no-action request concerns a proposal to permit stockholders to call a special meeting which Occidental has agreed to implement based on a similar proposal submitted by Mr. Rossi in 2008. The only difference is that, while Occidental has agreed to permit 20% of the stockholders to call a meeting, which was the high end of the range contained in the 2008 proposal. The proponent's have decided that only the lowest level of the range is acceptable. Occidental had tried to discuss this matter with Mr. Chevedden as representative of the proponent and regrets that it must trouble the Commission with a no-action request.

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. Rossi and Mr. Chevedden.

Also enclosed are six copies of this letter with exhibits. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin mailing its proxy materials on or about March 17, 2009. Accordingly, we would appreciate receiving your response no later than March 9, 2009, in order to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

LSP:cn
Enclosures

cc: Mr. Emil Rossi (via Express Mail)
Mr. John Chevedden (via Federal Express)

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

February 13, 2009

VIA EXPRESS MAIL

Mr. Emil Rossi

FISMA & OMB Memorandum M-07-16

Dear Mr. Rossi:

Pursuant to Rule 14a-8(m) of the Securities Exchange Act of 1934, as amended, enclosed is a draft statement in opposition with respect to your proposal that will be included in the proxy statement with respect to the 2009 Annual Meeting of Stockholders. Please be advised that the draft is still subject to management review.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

LSP:nv
Enclosure

cc: Mr. John Chevedden (via Federal Express)

THE BOARD OF DIRECTORS' STATEMENT IN OPPOSITION

The Board of Directors has no objection to stockholders having the power to call a special meeting of stockholders for any proper purpose. However, the Board of Directors believes that, given the time and significant expense involved in calling a special meeting of stockholders, the threshold for doing so should be significant and that 10 to 25 percent of the outstanding holders would be too low.

Currently, Article V.(C) of Occidental's Certificate of Incorporation provides that only the Board of Directors or the Chairman of the Board may call a special meeting of the stockholders. If the stockholders approve the proposal, the Board would consider amending the Certificate of Incorporation and By-laws to enable stockholders holding 30 percent or more of the outstanding shares of common stock to call special stockholder meetings. The amendment of the Certificate of Incorporation would require the approval of the stockholders at the next Annual Meeting.

The Board of Directors recommends that you vote AGAINST this proposal. Your proxy will be so voted unless you specify otherwise on the proxy card.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 28, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Occidental Petroleum Corp. (OXY)
Rule 14a-8 Proposal by Emil Rossi
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the December 24, 2008 no action request (supplemented on January 14, 2009 and January 21, 2009) regarding the rule 14a-8 proposal by Emil Rossi:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Emil Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right.

This proposal topic also won from 57% to 69%-support at the following companies based on 2008 yes and no votes:

Merck & Co. (MRK)	William Steiner (Sponsor)
Kimberly-Clark (KMB)	Chris Rossi
CSX Corp. (CSX)	Children's Investment Fund
Occidental Petroleum (OXY)	Emil Rossi
FirstEnergy Corp. (FE)	Chris Rossi
Marathon Oil (MRO)	Nick Rossi

The company December 24, 2008 and January 14, 2009 letters are contradictory. One letter claims a 25% threshold to call a special meeting and the other claims a 20% threshold.

The rule 14a-8 proposal and the management proposal can be considered as complementary.

The dispersed ownership (783 institutions) of the company (per the attachment) greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio. The company has provided no evidence from any experts that would contradict this.

And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 783 institutions ever calling a special meeting. The company has not provided one precedent in which the dispersed ownership issue was introduced.

The rule 14a-8 proposal and the management proposal can be considered complementary. The management proposal, calling for a 25% threshold, will increase shareholder knowledge of this topic while not giving shareholders any realistic opportunity to call a special meeting. The rule 14a-8 proposal will then complement the management proposal by adding a real right to call a special meeting with a realistic threshold of 10% of shareholders.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Emil Rossi

Linda Peterson <linda_peterson@oxy.com>

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

January 21, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Occidental Petroleum Corporation**
Omission of Stockholder Proposal

Ladies and Gentlemen:

Occidental Petroleum Corporation, a Delaware corporation ("Occidental"), requests that the staff permit the submission of its 14a-8(j) filing with respect to the attached proposal submitted by Mr. Emil Rossi later than 80 days before the filing of its definitive proxy statement.

Staff Legal Bulletin No. 14B indicates that the Staff may permit a company to make its submission later than 80 days before the filing of the definitive proxy statement if the company can demonstrate good cause. Occidental believes that it has good cause for failing to make the submission on time.

On December 24, 2008, Occidental sent the attached 14a-8(j) filing via Federal Express Priority Overnight to an outdated address for the Commission. Because the package was signed for on December 29, 2008 (rather than returned to the sender), Occidental was unaware that it had not been received by the intended recipient.

On January 14, 2009, Occidental sent additional correspondence to the same outdated address; unlike the prior package, however, this package was delivered by hand to the correct address. But for a call from Michael Reedich of the Division of Corporate Finance upon the Commission's receipt of the January 14, 2009 package, Occidental would not have been aware that the attached 14a-8(j) filing was not received.

The December 24 letter was sent more than 80 days before the filing of the proxy statement; a clerical error resulted in the package being sent to an incorrect address. Occidental attempted in good faith to send the correspondence to the correct address in a timely manner, and therefore believes that it should be allowed to submit its 14a-8(j) filing at this date.

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. Rossi via Express Mail and to his representative, Mr. John Chevedden via e-mail.

Occidental plans to begin mailing its proxy materials on or about March 17, 2009. Accordingly, we would appreciate receiving your response no later than March 9, 2009, in order to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Emil Rossi

FISMA & OMB Memorandum M-07-16

Mr. Ray Irani
Chairman and CEO
Occidental Petroleum Corp (OXY)
10889 Wilshire Boulevard
Los Angeles, CA 90024
PH: 310-208-8800
FX: 310-443-6690, 443-6195

Rule 14a-8 Proposal

Dear Mr. Irani,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Emil Rossi 10/6/08

cc: Donald de Brier
Corporate Secretary
Linda Peterson <linda_peterson@oxy.com>
Associate General Counsel
PH: 310-443-6189
FX: 310-443-6737

[OXY: Rule 14a-8 Proposal, October 14, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting to consider any topic that the board or management could call such a special meeting for (to the fullest extent permitted by state law). This includes that there are no exclusion conditions, to the fullest extent permitted by state law, applying only to shareowners.

Statement of Emil Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right.

This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	Emil Rossi (Sponsor)
International Business Machines (IBM)	Emil Rossi
Merck & Co. (MRK)	William Steiner
Kimberly-Clark (KMB)	Chris Rossi
CSX Corp. (CSX)	Children's Investment Fund
Occidental Petroleum (OXY)	Emil Rossi
FirstEnergy Corp. (FE)	Chris Rossi
Marathon Oil (MRO)	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" overall.
  - "High" in Governance Risk Assessment.
  - "High Concern" in Executive Pay. Mr. Irani was paid $77 million in a year.
- Occidental was the subject of "Pay for performance? You must be joking," by The Corporate Library.
- Our 5 executive pay committee members received approximately 25% withheld votes:
  - Spencer Abraham
  - John Chalsty
  - Irvin Maloney
  - Rodolfo Segovia
  - Rosemary Tomich

- Mr. Irani chaired the KB Home executive pay committee when stock options were improperly dated. Mr. Irani later received a 19%-opposition vote at KB Home and quit the KB Board after 15-years – no reason given.
- We did not have an Independent Chairman – Independent oversight concern.

Received Oct-14-2008 07:30pm ***FISMA & OMB Memorandum M-07-16*** To-OCCIDENTAL PETROLEUM Page 002

• Plus our Lead Director, Mr. Syriani, had 25-years director tenure – Independence concern.
• Additionally Mr. Syriani continued to chair our key Audit Committee, yet he is not even an Audit Financial Expert.

• Three directors had 24 to 28 years tenure each – Independence and succession concerns.
• Five directors were age 70-to-76 – Succession concern.
• There was no identifiable director succession planning according to The Corporate Library.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Emil Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

Emil Rossi

FISMA & OMB Memorandum M-07-16

Mr. Ray Irani
Chairman and CEO
Occidental Petroleum Corp (OXY)
10889 Wilshire Boulevard
Los Angeles, CA 90024
PH: 310-208-8800
FX: 310-443-6690, 443-6195

NOV. 17, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Irani,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

[signature] 10/6/08

cc: Donald de Brier
Corporate Secretary
Linda Peterson <linda_peterson@oxy.com>
Associate General Counsel
PH: 310-443-6189
FX: 310-443-6737

[OXY: Rule 14a-8 Proposal, October 14, 2008, Updated November 17, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Emil Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right.

This proposal topic also won from 57% to 69%-support at the following companies based on 2008 yes and no votes:

Merck & Co. (MRK)	William Steiner (Sponsor)
Kimberly-Clark (KMB)	Chris Rossi
CSX Corp. (CSX)	Children's Investment Fund
Occidental Petroleum (OXY)	Emil Rossi
FirstEnergy Corp. (FE)	Chris Rossi
Marathon Oil (MRO)	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" overall.
  - "High" in Governance Risk Assessment.
  - "High Concern" in Executive Pay. Ray Irani was paid $77 million in a year.
- Occidental was the subject of "Pay for performance? You must be joking," by The Corporate Library.
- Our 5 executive pay committee members received approximately 25% in withheld votes:
  - Spencer Abraham
  - John Chalsty
  - Irvin Maloney
  - Rodolfo Segovia
  - Rosemary Tomich

- Ray Irani chaired the KB Home executive pay committee when stock options were improperly dated. Mr. Irani later received a 19%-opposition vote at KB Home and quit the KB Board after 15-years – no reason given.
- We did not have an Independent Chairman – Independent oversight concern.
- Plus our Lead Director, Aziz Syriani, had 25-years director tenure – Independence concern.

• Additionally Aziz Syriani continued to chair our key Audit Committee, yet he was not even an Audit Financial Expert.

• Three directors had 24 to 28 years tenure each – Independence and succession concerns.
• Five directors were age 70-to-76 – Succession concern.
• There was no identifiable director succession planning according to The Corporate Library.
The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Emil Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

January 14, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549

Re: **Occidental Petroleum Corporation**
Omission of Stockholder Proposal submitted by Emil Rossi
Chevedden Letter of January 13, 2009

Ladies and Gentlemen:

By letter dated January 13, 2009, a copy of which is attached as Exhibit 1, John Chevedden advised the Commission that, as the representative of the proponent Emil Rossi, Occidental's no-action request was not submitted to him at the same time as it was submitted to the Commission. That is not true.

Occidental's no-action request, dated December 24, 2008, was sent to the Commission on that day by Federal Express Priority Overnight. The Commission offices were closed on Thursday, Federal Express could not deliver due to weather delays on Friday and so the package was received by the Commission on Monday, December 29, 2008. A copy of the Federal Express Tracking Log is attached as Exhibit 2.

On the same day that the package was sent to the Commission, a complete copy of the filing package was sent to the proponent, Mr. Rossi, with a complete copy to Mr. Chevedden. Because Mr. Rossi's address is a post office box, Federal Express cannot deliver to Mr. Rossi. Accordingly, his copy was sent by U.S. Post Office Express mail. See Exhibit 3, a photo copy of the customer receipt. Exhibit 4 is the Post Office's tracking log which shows that Mr. Rossi received notice of the package on December 26th and that it was delivered to him on December 29th.

In the past Occidental has sent Mr. Chevedden's copy by Federal Express. However, I have a new secretary. Because the cover letter to Mr. Rossi said Express Mail, she assumed that his copies were also to go via Express Mail. Exhibit 5 is a photo copy of the customer mailing receipt. Exhibit 6 is the Post Office's tracking log, which shows that notice was left with Mr. Chevedden on December 26th, that it had not been picked up January 5th and so was returned to Los Angeles. **In other words, the only reason that Mr. Chevedden did not receive the package on or before it was received by the Commission was that he chose not to pick it up at the Post**

Office. Furthermore, Mr. Rossi, not Mr. Chevedden is the proponent, and Mr. Rossi received the proposal on the exact same day as the Commission. The package Mr. Chevedden failed to pick up turned up in my secretary's in box on Friday, January 9th. I was out of the office on January 9th. My secretary, not familiar with all of the procedural details of no-action letters and without advising me, immediately sent a second copy to Mr. Chevedden by Express Mail, which he has now received.

With respect to the two versions of the proposal that were received by the Company, it is true that the Company submitted only the last version received. It was our understanding that this was the final version and the one he wanted considered.

Conclusion

Occidental believes that it has complied with the rules in getting a complete copy of the package submitted to the proponent and to the proponent's designated representative. The no-action request concerns a proposal to permit stockholders to call a special meeting which Occidental has agreed to implement based on a similar proposal submitted by Mr. Rossi in 2008. The only difference is that, while Occidental has agreed to permit 20% of the stockholders to call a meeting, which was the high end of the range contained in the 2008 proposal. The proponent's have decided that only the lowest level of the range is acceptable. Occidental had tried to discuss this matter with Mr. Chevedden as representative of the proponent and regrets that it must trouble the Commission with a no-action request.

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. Rossi and Mr. Chevedden.

Also enclosed are six copies of this letter with exhibits. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin mailing its proxy materials on or about March 17, 2009. Accordingly, we would appreciate receiving your response no later than March 9, 2009, in order to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

LSP:en
Enclosures

cc: Mr. Emil Rossi (via Express Mail)
Mr. John Chevedden (via Federal Express)

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 13, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Occidental Petroleum Corp. (OXY)
Rule 14a-8 Proposal by Emil Rossi
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the defective company December 24, 2008 no action request regarding the rule 14a-8 proposal by Emil Rossi. The company delivered the no action request to the undersigned 20-days late – on January 13, 2009 according to the attached USPS address label showing the company shipment date of January 12, 2009. The company has communicated many times with the undersigned by email and there has been no change in email address.

Thus the company violated the following rule 14a-8 (j) "simultaneously" provision (emphasis added):

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. ***The company must simultaneously provide you with a copy of its submission.*** The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

This company violation of the rule 14a-8 (j) "simultaneously" provision is similar to *PG&E Corporation* (March 7, 2008). This PG&E no action request received concurrence for the company and then PG&E acknowledged that it failed to provide the shareholder party with a copy of its no action request. PG&E then withdrew its no action request after the Staff contacted PG&E and the rule 14a-8 proposal was published in the 2008 PG&E definitive proxy .

This no action request is additionally defective in not including all communication between the shareholder party and the company. Only the updated November 17, 2008 proposal is included and not the October 14, 2008 initial submission which is referenced in the first line of the updated proposal.

There are additional reasons that concurrence should not be given to the company but these are the reasons that are ready now in less than a one-day turnaround.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Emil Rossi

Linda Peterson <linda_peterson@oxy.com>

[OXY: Rule 14a-8 Proposal, October 14, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting to consider any topic that the board or management could call such a special meeting for (to the fullest extent permitted by state law). This includes that there are no exclusion conditions, to the fullest extent permitted by state law, applying only to shareowners.

Statement of Emil Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right.

This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	Emil Rossi (Sponsor)
International Business Machines (IBM)	Emil Rossi
Merck & Co. (MRK)	William Steiner
Kimberly-Clark (KMB)	Chris Rossi
CSX Corp. (CSX)	Children's Investment Fund
Occidental Petroleum (OXY)	Emil Rossi
FirstEnergy Corp. (FE)	Chris Rossi
Marathon Oil (MRO)	Nick Rossi

MISSING

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" overall.
  - "High" in Governance Risk Assessment.
  - "High Concern" in Executive Pay. Mr. Irani was paid $77 million in a year.
- Occidental was the subject of "Pay for performance? You must be joking," by The Corporate Library.
- Our 5 executive pay committee members received approximately 25% withheld votes:
  - Spencer Abraham
  - John Chalsty
  - Irvin Maloney
  - Rodolfo Segovia
  - Rosemary Tomich

- Mr. Irani chaired the KB Home executive pay committee when stock options were improperly dated. Mr. Irani later received a 19%-opposition vote at KB Home and quit the KB Board after 15-years – no reason given.
- We did not have an Independent Chairman – Independent oversight concern.

• Plus our Lead Director, Mr. Syriani, had 25-years director tenure – Independence concern.
• Additionally Mr. Syriani continued to chair our key Audit Committee, yet he is not even an Audit Financial Expert.

• Three directors had 24 to 28 years tenure each – Independence and succession concerns.
• Five directors were age 70-to-76 – Succession concern.
• There was no identifiable director succession planning according to The Corporate Library.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

MISSING

Notes:
Emil Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 24, 2008

<u>VIA FEDERAL EXPRESS</u>

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549

Re: **Occidental Petroleum Corporation**
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Mr. Emil Rossi, attached hereto as Exhibit A (the "Proposal"), may properly be omitted from the proxy materials for the Company's 2009 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal requests that the Company ask the board of directors to take steps necessary to amend the bylaws and other governing documents to give stockholders the right to call a special meeting.

Occidental believes the proposal may be omitted under Rule 14a-8(i)(9), because directly conflicts with one of the Company's own proposals to be submitted to the stockholders.

<u>Rule 14a-8(i)(9)</u>

Under Rule 14a-8(i)(9), a proposal may be omitted if it directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. See Gyrodyne Company of America, Inc. (October 31, 2005), attached hereto as Exhibit B. The Proposal requests that the Board of Directors take steps necessary to amend bylaws and appropriate governing documents to give holders of 10% of the outstanding common stock the right to call a special shareholder meeting.

At the Annual Meeting, the Company intends to submit a proposal to amend the Certificate of Incorporation of the Company to allow a special meeting to be called by stockholders, and to recommend that stockholders vote in favor of the proposal. Subject to the amendment of the

Certificate of Incorporation, the Board has approved a change to the Company's by-laws that would allow shareholders holding not less than twenty-five percent of shares entitled to vote to call a special meeting. The by-law change is attached hereto as Exhibit C.

Further, the Proposal cannot be salvaged by including both proposals in the Proxy Statement and instructing the shareholders to vote for one or the other, but not both. Shareholders could vote for both proposals, leading to an inconsistent or inconclusive mandate. See Fitchburg Gas and Electric Light (July 30, 1991), attached hereto as Exhibit D.

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. Rossi with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit E.

Also enclosed are six copies of this letter with exhibits and copies of the no-action letters referenced herein and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin mailing its proxy materials on or about March 17, 2009. Accordingly, we would appreciate receiving your response no later than March 9, 2009, in order to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

LSP:en
Enclosures

cc: Mr. Emil Rossi
Mr. John Chevedden

EXHIBIT A

Emil Rossi

FISMA & OMB Memorandum M-07-16

Mr. Ray Irani
Chairman and CEO
Occidental Petroleum Corp (OXY)
10889 Wilshire Boulevard
Los Angeles, CA 90024
PH: 310-208-8800
FX: 310-443-6690, 443-6195

NOV. 17, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Irani,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

[signature] 10/6/08

cc: Donald de Brier
Corporate Secretary
Linda Peterson <linda_peterson@oxy.com>
Associate General Counsel
PH: 310-443-6189
FX: 310-443-6737

[OXY: Rule 14a-8 Proposal, October 14, 2008, Updated November 17, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Emil Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right.

This proposal topic also won from 57% to 69%-support at the following companies based on 2008 yes and no votes:

Merck & Co. (MRK)	William Steiner (Sponsor)
Kimberly-Clark (KMB)	Chris Rossi
CSX Corp. (CSX)	Children's Investment Fund
Occidental Petroleum (OXY)	Emil Rossi
FirstEnergy Corp. (FE)	Chris Rossi
Marathon Oil (MRO)	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" overall.
  - "High" in Governance Risk Assessment.
  - "High Concern" in Executive Pay. Ray Irani was paid $77 million in a year.
- Occidental was the subject of "Pay for performance? You must be joking," by The Corporate Library.
- Our 5 executive pay committee members received approximately 25% in withheld votes:
  - Spencer Abraham
  - John Chalsty
  - Irvin Maloney
  - Rodolfo Segovia
  - Rosemary Tomich

- Ray Irani chaired the KB Home executive pay committee when stock options were improperly dated. Mr. Irani later received a 19%-opposition vote at KB Home and quit the KB Board after 15-years – no reason given.
- We did not have an Independent Chairman – Independent oversight concern.
- Plus our Lead Director, Aziz Syriani, had 25-years director tenure – Independence concern.

- Additionally Aziz Syriani continued to chair our key Audit Committee, yet he was not even an Audit Financial Expert.

- Three directors had 24 to 28 years tenure each – Independence and succession concerns.
- Five directors were age 70-to-76 – Succession concern.
- There was no identifiable director succession planning according to The Corporate Library.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Emil Rossi, ***FISMA & OMB Memorandum M-07-16*** , sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT C

OCCIDENTAL PETROLEUM CORPORATION
BOARD OF DIRECTORS
RESOLUTIONS
DECEMBER 11, 2008

WHEREAS, at the 2008 Annual Meeting of Stockholders, the stockholders approved a stockholder proposal that requested the Board of Directors of the Corporation (the "Board") "to amend the by-laws and other governing documents to give holders of 10% to 25% of the outstanding common stock the power to call a special shareholder meeting;" and

WHEREAS, the Board deems it advisable and in the best interests of the Corporation and its stockholders to implement the wishes of the stockholders by amending the Restated Certificate of Incorporation of the Corporation and, subject to the approval of the amendment by the stockholders, the By-laws of the Corporation;

NOW, THEREFORE, BE IT RESOLVED, that Article V of the Restated Certificate of Incorporation, as amended, of this Corporation be amended so that in its entirety, said Article V shall read as set forth below:

"ARTICLE V

A. Subject to any rights granted in a Preferred Stock Designation to any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing of such stockholders.

B. No vote at any meeting of stockholders need be by written ballot unless the Board of Directors, in its discretion, or the officer of the Corporation presiding at the meeting, in his discretion, specifically directs the use of a written ballot.

C. Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors or the Chairman of the Board of Directors. Subject to compliance with the procedures set forth in the By-laws of the Corporation, special meetings may be called by the Secretary of the Corporation upon the written request of the record holders of at least 25% of the outstanding common stock of the Corporation. Special meetings of stockholders of the Corporation may not be called by any other person or persons.

FURTHER RESOLVED, that this Board declares the advisability of the foregoing amendment to the Restated Certificate of Incorporation of this Corporation (the "Amendment")and directs that the Amendment be submitted for consideration at the next annual meeting of stockholders of this Corporation; and

FURTHER RESOLVED, that, subject to the authorization of the Amendment by the stockholders of the Corporation and the effectiveness of the filing of the amendment with the Secretary of State of Delaware, the By-laws of the Corporation be, and hereby are amended so that Article II, Section 3 thereof shall read in its entirety as follows:

> *Special Meetings.* Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by the Board of Directors or the Chairman of the Board. Subject to subsections (a) - (d) of this Article II, Section 3, a Special Meeting of Stockholders shall be called by the Secretary upon the written request of the record holders of at least 25% of the outstanding common stock of the Corporation (the "Requisite Percent"). Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.
>
> (a) In order for a Stockholder Requested Special Meeting (as defined in this By-law) to be called, one or more requests for a Special Meeting must be signed by the Requisite Percent of record holders (or their duly authorized agents) and delivered to the Secretary (each, a "Special Meeting Request," collectively, the "Special Meeting Requests"). The Special Meeting Request(s) shall be sent to the Secretary at the principal executive offices of the Corporation by registered mail, return receipt requested. The Special Meeting Request(s) shall (i) set forth a statement of the specific purpose(s) of the meeting, the matters proposed to be acted on at the meeting and the reasons for conducting such business at the Special Meeting, (ii) bear the date of signature of each such stockholder (or duly authorized agent) signing the Special Meeting Request(s), (iii) set forth (A) the name and address, as they appear in the Corporation's stock ledger, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), and (B) the class, if applicable, and number of shares of stock of the Corporation that are owned of record and beneficially by each such stockholder, (iv) set forth any material interest of each stockholder in the business desired to be brought before the Special Meeting, (v) set forth all information relating to each such stockholder that must be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and

Rule 14a-11 thereunder and (vi) contain the information, if applicable, which shall be set forth in a stockholder's notice as required by Article II, Section 2 of these By-laws. A stockholder may revoke his, her or its request for a Special Meeting at any time by written revocation delivered to the Secretary.

(b) The Secretary shall not be required to call a Special Meeting upon stockholder request (a "Stockholder Requested Special Meeting") if (i) the Special Meeting Request(s) relates to an item of business that is not a proper subject for stockholder action under applicable law, (ii) the Board of Directors has called or calls for an annual or special meeting of stockholders to be held not later than ninety (90) days after the Secretary's receipt of the Special Meeting Request(s) and the purpose(s) of such meeting include the purpose(s) specified in the Special Meeting Request(s), with such determination being made in good faith by the Board of Directors, or (iii) an annual or special meeting was held within 12 months prior to the Secretary's receipt of the Special Meeting Request(s), which included the purpose(s) specified in the Special Meeting Request(s), with such determination being made in good faith by the Board of Directors.

(c) A Stockholder Requested Special Meeting shall be held at such date, time and place within or without the State of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any Stockholder Requested Special Meeting shall be not more than ninety (90) days after the Secretary's receipt of the properly submitted Special Meeting Request(s).

(d) Business transacted at any Stockholder Requested Special Meeting shall be limited to the purpose(s) stated in the Special Meeting Request(s); provided, however, that nothing herein shall prohibit the Board from submitting matters to the stockholders at any Stockholder Requested Special Meeting.

RESOLVED, FURTHER, that notwithstanding the authorization of the Amendment by the stockholders, at any time prior to the effectiveness of the filing of the Amendment with the Secretary of State, the Board may abandon the Amendment without any further action by the stockholder and consequently the amendment of the By-laws

RESOLVED, FURTHER, that the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed, for and on behalf of the Corporation, to take any and all actions, to perform all such acts and things, to execute, file, deliver or record in the name and on behalf of the Corporation, all such certificates, instruments, agreements or other documents, and to make all such payments as they, in their judgment, or in the judgment of any one or more of them, may deem necessary, advisable or appropriate in order to carry out the purpose and intent of, or consummate the transactions contemplated by, the foregoing resolutions and/or all of the transactions contemplated therein or thereby, the authorization therefor to be conclusively evidenced by the taking of such action or the execution and delivery of such certificates, instruments, agreements or documents.

EXHIBIT E

OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 24, 2008

VIA EXPRESS MAIL

Mr. Emil Rossi

FISMA & OMB Memorandum M-07-16

Dear Mr. Rossi:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2009 Annual Meeting of Stockholders. The Corporation's reasons for omitting your poroposal are set forth in the Coproration's letter of even date herewith to the Securities and Exchange Comission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

LSP:nv
Enclosures

cc: Mr. John Chevedden